

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2019

Zachary J. Kirkhorn
Chief Financial Officer
Tesla, Inc.
3500 Deer Creek Road
Palo Alto, California 94304

> **Re: Tesla, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed February 19, 2019**
> **Form 10-Q for Quarter Ended June 30, 2019**
> **Filed July 29, 2019**
> **File No. 001-34756**

Dear Mr. Kirkhorn:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing